NEW GOLD ANNOUNCES US$150 MILLION BOUGHT DEAL FINANCING

(All dollar figures are in US dollars unless otherwise indicated)

February 22, 2017 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets and Scotiabank (the "Underwriters"), pursuant to which they have agreed to purchase, on a bought deal basis, 53,600,000 common shares ("Common Shares") of New Gold at a price of US$2.80 per share (the "Offering"), for aggregate gross proceeds to New Gold of approximately US$150 million. In addition, New Gold has agreed to grant to the Underwriters an option to purchase up to an additional 8,040,000 Common Shares at a price of US$2.80 per share, on the same terms and conditions as the Offering, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering to New Gold will be approximately US$172.6 million.

New Gold intends to use the net proceeds from the Offering to finance the completion of the construction of the Rainy River gold project in Ontario, Canada.

New Gold's cash and cash equivalents balance and the net proceeds from the sale of New Gold's gold stream on the El Morro project and the Offering, together with funds available for draw under New Gold's secured revolving credit facility, are sufficient to complete construction of the Rainy River project based on current cost estimates.

Members of New Gold's board of directors and executive management team have expressed an intention to participate in the Offering on the same terms as other investors.

The Offering is scheduled to close on or about March 10, 2017, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange, the NYSE MKT and securities regulatory authorities.

The Offering will be made by way of a short form prospectus that will be filed with securities regulatory authorities in all provinces and territories of Canada and will also be filed in the United States with the U.S. Securities and Exchange Commission (the "SEC") as part of a registration statement on Form F-10 (the "Registration Statement") in accordance with the multi-jurisdictional disclosure system established between Canada and the United States.

New Gold has filed the Registration Statement (including a short form prospectus) with the SEC for the Offering to which this communication relates. Before you invest, you should read the short form prospectus in the Registration Statement and other documents New Gold has filed with the SEC for more complete information about New Gold and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, New Gold, any underwriter or any dealer participating in the Offering will arrange to send you the short form prospectus in Canada by contacting RBC Capital Markets, Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 (Tel: 1-416-842-5349; E-mail: Distribution.RBCDS@rbccm.com) or Scotiabank, Scotia Plaza, 66th Floor, 40 King Street West, M5W 2X6, Toronto, Ontario, Attention: Equity Capital Markets (Tel: 1-416-862-5837), and, in the United States, by contacting RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; (Tel: 1-877-822-4089; E-mail: Equityprospectus@rbccm.com) or Scotia Capital (USA) Inc., 250 Vesey Street, 24th Floor, New York, New York, 10281, Attention: Equity Capital Markets (Tel: 1-212-225-6853).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance is "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to the use of the proceeds of the Offering, the anticipated benefits of the Offering, the completion of the Rainy River project and the ability of the parties to satisfy the conditions of and complete the Offering.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. The forward-looking statements in this news release are based on certain key assumptions, including without limitation, the assumption that all conditions to closing of the Offering will be satisfied in a timely manner; all regulatory approvals will be obtained, no events will occur requiring the redirecting of the proceeds of the Offering towards other uses and that the cost estimates for the Rainy River project will be accurate. Certain other material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's annual and quarterly management's discussion and analysis ("MD&A"), its Annual Information Form and its Technical Reports filed at www.sedar.com.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: not realizing the potential benefits of the Offering; all regulatory approvals not being obtained; the occurrence of events requiring the redirecting of the proceeds of the Offering towards other uses; significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; fluctuation in treatment and refining charges; changes in national and local government legislation; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River project; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; inherent uncertainties with cost estimates and estimated schedule for the construction and commencement of production at Rainy River as contemplated; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for the Rainy River project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the amendment to Schedule 2 of the Metal Mining Effluent Regulations for the Rainy River project. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with the start of production of a mine, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Julie Taylor
Director, Corporate Communications and Investor Relations
Direct: +1 (416) 324-6015
Email: info@newgold.com